UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____ to_____

Commission file number 001-06706

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Badger Meter Employee Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Badger Meter, Inc.

4545 W. Brown Deer Road

Milwaukee, WI 53223

REQUIRED INFORMATION

The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedules

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Badger Meter Employee Savings and Stock Ownership Plan

Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Item 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Item 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2004.

Milwaukee, Wisconsin

June 22, 2026

Badger Meter Employee Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits

December 31, 2025 and 2024

	2025	2024
Assets:
Investments, at fair value	$213,640,925	$195,866,486
Guaranteed investment contract	11,314,342	14,648,840
Company contributions receivable	6,785,122	6,191,910
Notes receivable from participants	1,682,229	1,092,625
Net assets available for benefits	$233,422,618	$217,799,861

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions:
Investment income:
Net appreciation in fair value of investments	$7,320,970
Interest	34,737
Dividends	8,425,968
Total investment income	15,781,675
Contributions:
Company	6,785,122
Roll overs	5,061,597
Participants	10,165,533
Total contributions	22,012,252
Interest income from participant receivables	99,165
Total Additions	37,893,092
Deductions:
Benefits paid to participants	22,165,218
Administrative expenses	105,117
Total deductions	22,270,335
Net increase	15,622,757
Net assets available for benefits:
Balance at beginning of year	217,799,861
Balance at end of year	$233,422,618

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan

Notes to the Financial Statements

Note 1 Description of the Plan

General

The following description of the Badger Meter Employee Savings and Stock Ownership Plan (Plan) is for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan. The Plan has three components: a 401(k) savings component, an unleveraged employee stock ownership plan (ESOP) component, and a defined contribution component.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Substantially all employees of Badger Meter, Inc. (the Company) in the United States are eligible to participate in the Plan.

Contribution

Participants may elect to contribute up to 75% of their eligible compensation to the 401(k) savings component of the Plan, subject to amounts allowable by the Internal Revenue Service (IRS) on a pre-tax and/or after-tax Roth basis. Participants do not contribute to the ESOP or defined contribution components of the Plan. Rollover contributions consist of participant's transfers of balances into the Plan from other qualified plans.

Effective October 1, 2025, the Plan provides participants the opportunity to convert all or a portion of the pre-tax deposits from the vested portion of certain non-Roth accounts under the Plan into a Roth In-Plan Conversion Account. This transfer, called a Roth In-Plan Conversion, converts non-Roth amounts into Roth amounts.

The Company may make a discretionary matching contribution to the 401(k) savings component of the Plan. In order to be eligible to receive a Company match, a participant must be employed as of the last day of the plan year, retired within the year, or terminated employment during the plan year having attained age 55 with 5 years of service. Company matching contributions of $1,709,003 for 2025 were accrued in 2025 and paid in early 2026, which is equal to 25% of the first 7% of participants’ compensation, or 25% of the participant’s contribution, whichever is less. Company matching contributions of $1,462,528 for 2024 were accrued in 2024 and paid in early 2025.

Contributions of $5,076,120 for 2025 were accrued in 2025 and paid in early 2026 for participants in the defined contribution component, which is equal to 5% of the participants' eligible compensation up to the 2025 IRS social security wage base of $176,100 subject to the maximum compensation limit of $350,000. Those participants who earn more than the social security wage base receive an additional 2% contribution for earnings over that base. Contributions of $4,729,382 for 2024 were accrued in 2024 and paid in early 2025 for participants in the defined contribution component.

The Company may make additional discretionary contributions to the Plan. Other discretionary contributions, if any, are allocated at the discretion of the Plan Administrator.

Participant Accounts

Each participant’s account is credited with:

•
the participant’s contributions,
•
the Company’s matching contribution,
•
the Company’s defined contribution,
•
an allocation of the Company’s discretionary contribution, if any,
•
the Plan earnings, and
•
any rollovers initiated by participants.

Badger Meter Employee Savings and Stock Ownership Plan

The Company’s discretionary contribution (excluding the matching contribution) is based upon eligible participant compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in their contributions, employer matching contributions and related earnings. There is a three-year cliff vesting requirement for Company contributions and related earnings in the defined and discretionary contribution components of the Plan.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the participant’s account is distributed in a single lump sum. Distributions are generally made within the year following termination of service at the participant’s request. At the participant’s option, distributions can be delayed for balances greater than $5,000. Final distributions from the ESOP component of the Plan can be made in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

Withdrawals

A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment or termination of the Plan, except for financial hardship, distributions after age 59½ or in the form of loans to the participant. The Plan defines financial hardship as expenses related to secondary education, unreimbursed medical expense, purchase of the participant’s principal residence or other financial need as allowed under the IRS regulations. All withdrawals are subject to approval by the Plan Administrator.

Forfeitures

For 2025 and 2024, respectively, Company contributions were reduced by $184,269 and $267,327 of forfeitures. Unallocated forfeitures were $175,819 and $267,327 as of December 31, 2025 and 2024, respectively.

Investment Options

The Plan provides for various investment options in mutual funds, Company common stock and a general investment account with an insurance company. Participants can direct up to 50% of their contributions into the Badger Meter Company Stock Fund (the Stock Fund), which is a unitized fund comprised primarily of the Company’s common stock and a money market fund.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance subject to certain criteria. Note maturities cannot exceed 60 months and are secured by the participant’s vested interests in the Plans. The notes bear interest at rates that range from 3.25% to 10.50%, which are commensurate with local prevailing rates at the time of the loan origination as determined quarterly by the Plan Administrator. Principal and interest is repaid ratably through monthly payroll deductions.

Amounts loaned to a participant do not share in Plan earnings (see Participant Accounts above), but are credited with the interest earned on the loan balance.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Fully benefit-responsive investment contracts (FBRICs) are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Badger Meter Employee Savings and Stock Ownership Plan

Investment Valuation and Income Recognition

With the exception of FBRIC's and collective investment trusts, the Plan’s investments are stated at fair value, as further defined in Note 3. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates and are subject to change in the near term.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Expenses related to the administration of the Plan are not paid by the Company. Investment expenses are paid by the Plan and reimbursed by the Company, at its discretion. Loan fees are charged to the participant’s account requesting the loan. Investment related expenses of $62,571 are included in the 2025 net appreciation of fair value of investments.

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 3 Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs consist of inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect assumptions that market participants would use in pricing assets or liabilities.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares. Shares of the Company’s common stock are valued at quoted market prices. The Stock Fund is a unitized fund. The Stock

Badger Meter Employee Savings and Stock Ownership Plan

Fund consists of the Company’s common stock and short-term cash equivalents which provide liquidity for trading. The common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximate fair value. The collective investment trust (CIT) is valued at the net asset value (NAV) as provided by the administrators of the fund. The NAV is used as the practical expedient to estimate fair value. The NAV is based on the value of the underlying assets of the fund, less liabilities, and then divided by the number of units outstanding.

The following summarizes the Plan’s investments, set forth by level within the fair value hierarchy, on a recurring basis as of December 31:

		Assets at Fair Value as of
		December 31, 2025
	Fair Value	Level 1	Level 2	Level 3
Mutual Funds	$166,531,413	$166,531,413	$-	$-
Stock fund: common stock and money market	41,642,701	41,642,701	-	-
Total	208,174,114	$208,174,114	$-	$-
Collective Investment Trust	5,466,811
Total Investments	$213,640,925

		Assets at Fair Value as of
		December 31, 2024
	Fair Value	Level 1	Level 2	Level 3
Mutual Funds	$138,182,353	$138,182,353	$-	$-
Stock fund: common stock and money market	55,836,001	55,836,001	-	-
Total	194,018,354	$194,018,354	$-	$-
Collective Investment Trust	1,848,132
Total Investments	$195,866,486

Note 4 Guaranteed Investment Contract

The Plan maintains a blended stable value fund which includes the Empower Annuity Insurance Company Guaranteed Income Fund (Empower). The Plan elected in 2023 to end its contract with Empower, and transition to the Galliard Stable Return Fund C (Galliard Fund). The Empower fund will liquidate and pay out its fund balance in annual installments through 2028.

The Empower contract is an unallocated insurance contract, which is credited each January 1 and July 1 for interest earned. The average yields and interest rates earned for the full year and as of December 31, 2025 and 2024 were 3.00%.

Certain events limit the ability of the Plan to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Administrator or other Plan Administrator events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan believes that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is not probable.

Note 5 Galliard Stable Return Fund C

The Galliard Fund is a collective trust fund sponsored by SEI Trust Company. The Galliard Fund is fully invested in the Galliard Stable Return Fund Core. The majority of the fund’s assets are invested in fixed income portfolios that are wrapped by stable value contracts. The Galliard Fund generally permits participant transactions daily. As of December 31, 2025 and 2024, there were no unfunded commitments or significant restrictions on redemptions. A full redemption of the fund may require a prior notice period of up to 12 months.

Badger Meter Employee Savings and Stock Ownership Plan

Note 6 Income Tax Status

The Plan has received a determination letter from the IRS dated August 21, 2017, stating that the Plan was qualified under Section 401(a) and 401(k) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Note 7 Related Party Transactions

The Plan holds the Company’s common stock. The Company is the employer and Plan Administrator. Transactions in the Company’s common stock are party-in-interest transactions. Charles Schwab is the trustee and recordkeeper as defined by the Plan and Captrust is the Plan's investment advisor; therefore, these transactions qualify as party-in-interest transactions. The Plan paid recordkeeping fees of $98,592 and investment advisory fees of $62,571 in 2025.

The Plan earned dividends in 2025 of $365,658 on the Company stock. In 2025, the Plan purchased Company shares for $1,952,110. The Plan received proceeds from the participant directed sale of Company shares of $6,977,133 and realized a gain of $5,389,920 on these sales.

Certain Plan investments are units of mutual funds managed by the Plan’s Trustee. These investments, the Company’s common stock, and notes receivable from participants are party-in-interest transactions. The Plan Trustee charged $6,525 in participant loan fees in 2025.

At December 31, the Plan's investment in the Stock Fund, which consists of the Company's common stock and short-term cash equivalents, was as follows:

	2025
	Shares	Cost	Fair Value	Per Share
Company's common stock	237,918	$4,191,069	$41,495,278	$174.41
Cash equivalents			$147,423
Total			$41,642,701

	2024
	Shares	Cost	Fair Value	Per Share
Company's common stock	259,354	$4,023,561	$55,014,170	$212.12
Cash equivalents			821,831
Total			$55,836,001

Note 8 Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares, if applicable, are voted by the Plan Administrator on behalf of the collective best interest of Plan participants and beneficiaries.

Note 9 Prohibited Transactions

Under DOL Reg. 2510.3-102(b), the Plan is required to remit the employee contributions to the Plan at the earliest date such amounts can be reasonably segregated from the Plan's general assets, but no later than the fifteenth business day of the month following the date that participants contributions are withheld by the Plan. As reported on Schedule H, Item 4(a) - Schedule of Delinquent Participant Contributions, certain contributions for payrolls during the plan year ended December 31, 2025, totaling $236, were remitted outside the 15-day requirement. These transactions constitute a prohibited transaction as defined by ERISA.

Supplemental Schedules

Badger Meter Employee Savings and Stock Ownership Plan

Schedule H Item 4(a)- Schedule of Delinquent Participant Contributions

EIN: 39-0143280 Plan Number: 009

Year Ended December 31, 2025

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under FVCP and PTE 2002-51

Check Here if Late Participant Loan Repayments are Included: X	$-	$-	$-	$236

Supplemental Schedules

Badger Meter Employee Savings and Stock Ownership Plan

Schedule H Item 4(i)- Schedule of Assets (Held at End of Year)

EIN: 39-0143280 Plan Number: 009

Year Ended December 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Badger Meter, Inc. Common Stock Fund	Common Stock	**	$41,495,278
	Empower Annuity Insurance Company Guaranteed Income Fund	General Investment Account	**	11,314,342
	Galliard Stable Value Fund C	Collective Investment Trust	**	5,466,811
	Vanguard Explorer Fund	Mutual Fund	**	3,812,460
	Vanguard Small-Cap Value INS	Mutual Fund	**	5,541,906
	Vanguard Small-Cap Index	Mutual Fund	**	1,790,043
	Baird Core Plus Bond Fund	Mutual Fund	**	6,676,731
	Vanguard Developed Markets Index Fund	Mutual Fund	**	4,184,365
	Vanguard Mid-Cap Value Index Fund	Mutual Fund	**	3,588,332
	Vanguard Mid-Cap Index Fund	Mutual Fund	**	2,715,622
	Vanguard FTSE Social Index Fund	Mutual Fund	**	2,074,756
	Vanguard Institutional Index Fund	Mutual Fund	**	18,895,351
	Vanguard International Growth Fund	Mutual Fund	**	3,325,704
	Vanguard Emerging Markets Index Fund	Mutual Fund	**	487,229
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	1,145,487
	JPMorgan Large Cap Growth R6	Mutual Fund	**	13,285,090
	MFS Mid Cap Growth Fund R6	Mutual Fund	**	5,326,190
	Dodge & Cox Stock Fund	Mutual Fund	**	5,718,892
	Fidelity Freedom 2010	Mutual Fund	**	2,376,798
	Fidelity Freedom 2015	Mutual Fund	**	466,982
	Fidelity Freedom 2020	Mutual Fund	**	8,800,382
	Fidelity Freedom 2025	Mutual Fund	**	2,700,277
	Fidelity Freedom 2030	Mutual Fund	**	27,430,874
	Fidelity Freedom 2035	Mutual Fund	**	4,142,844
	Fidelity Freedom 2040	Mutual Fund	**	19,111,613
	Fidelity Freedom 2045	Mutual Fund	**	3,274,558
	Fidelity Freedom 2050	Mutual Fund	**	13,196,786
	Fidelity Freedom 2055	Mutual Fund	**	2,864,447
	Fidelity Freedom 2060	Mutual Fund	**	3,034,503
	Fidelity Freedom 2065	Mutual Fund	**	369,218
	Fidelity Freedom Income	Mutual Fund	**	18,017

Supplemental Schedules

Badger Meter Employee Savings and Stock Ownership Plan

Schedule H Item 4(i)- Schedule of Assets (Held at End of Year) continued

EIN: 39-0143280 Plan Number: 009

Year Ended December 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Vanguard Cash Reserves Federal Money Market Fund	Cash Equivalent	**	175,956
*	State Street Master Funds - U.S. Government Money Market	Cash Equivalent	**	147,423
*	Notes Receivable from participants-interest rate range from 3.25% to 10.50% with various maturity dates through January 2031.	Participant Loans	$0	1,682,229
	Total Assets (Held at End of Year)			226,637,496

* Party-in-interest

** Cost information not required for participant-directed investments

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter Employee Savings and Stock Ownership Plan

Dated: June 22, 2026	By:	/s/ Sheryl L. Hopkins
Sheryl L. Hopkins
Plan Administration Committee Member

	By:	/s/ Paula L. Schlax
Paula L. Schlax
Plan Administration Committee Member

	By:	/s/ Daniel R. Weltzien
Daniel R. Weltzien
Plan Administration Committee Member

	By:	/s/ Christina M. Tarantino
Christina M. Tarantino
Plan Administration Committee Member

	By:	/s/ David A. Miller
David A. Miller
Plan Administration Committee Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm